                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

/X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


For the fiscal year ended December 31, 1998


                                    OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________________ to _____________________

Commission file number 0-9787
                       ------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      REPUBLIC REWARDS 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         AUTONATION, INC.
                         110 S.E. 6th St.
                         Fort Lauderdale, Florida 33301

                                REPUBLIC REWARDS
                                  401(K) PLAN



                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                     TOGETHER WITH REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS


                          DECEMBER 31, 1998 AND 1997

                                REPUBLIC REWARDS

                                  401(K) PLAN


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                        Pages
                                                                        -----
Report of Independent Certified Public Accountants.................       1

Statements of Net Assets Available for Benefits as of
  December 31, 1998 and 1997.......................................       2

Statement of Changes in Net Assets Available for Benefits for
  the Year Ended December 31, 1998.................................       3

Notes to Financial Statements......................................      4-6

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1998..........................................       7

Item 27b - Schedule of Loans or Fixed Income Obligations for
  the Year Ended December 31, 1998.................................       8

Item 27d - Schedule of Reportable Transactions for the Year Ended
  December 31, 1998................................................       9


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of
  Republic Rewards 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Republic Rewards 401(k) Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP


Fort Lauderdale, Florida,
June 28, 1999.

                                REPUBLIC REWARDS
                                  401(K) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1998 AND 1997

                                                                            1998              1997
                                                                            ----              ----

Investments, at fair market value:
Mutual Funds:
Merrill Lynch Retirement Preservation Trust.......................... $22,824,326          $ 3,500,350
Merrill Lynch Capital Fund...........................................          --            1,979,566
Merrill Lynch Global Allocation Fund.................................          --              949,049
Merrill Lynch Growth Fund............................................   8,276,986            2,686,277
AIM Value Fund.......................................................          --              484,878
MFS Emerging Growth Fund.............................................          --              228,802
Merrill Lynch Equity Index Trust.....................................  23,770,211                   --
Franklin Small Cap Growth Fund.......................................   6,406,091                   --
Ivy International Fund...............................................   6,125,123                   --
PIMCO Total Return Fund..............................................  15,300,478                   --
                                                                      -----------          -----------
     Total Mutual Funds..............................................  82,703,215            9,828,922

AutoNation, Inc. Common Stock........................................   1,463,007            1,426,721
Loans to Participants................................................   2,017,677                   --
Cash.................................................................     304,901              980,254
                                                                      -----------          -----------
     Total Investments...............................................  86,488,800           12,235,897
                                                                      -----------          -----------
Contributions Receivable:
Employee Contributions Receivable....................................   1,638,910              263,455
Employer Contributions Receivable....................................   3,888,982                   --
                                                                      -----------          -----------
     Total Contributions Receivable..................................   5,527,892              263,455
                                                                      -----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS.................................... $92,016,692          $12,499,352
                                                                      ===========          ===========

           The accompanying notes to financial statements are an integral part of these statements.

                                REPUBLIC REWARDS
                                  401(K) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                    Merrill Lynch        Merrill      Merrill Lynch
                                                     Retirement           Lynch          Global
                                                    Preservation         Capital        Allocation    Merrill Lynch
                                                        Trust              Fund           Fund         Growth Fund
                                                    -------------       --------      -------------   -------------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1997.............   $ 3,500,350       $1,979,566       $ 949,049        $ 2,686,277

Additions:
Employee Contributions...........................     3,015,987               --              --          3,158,882
Employee Rollover Contributions..................       138,554               --              --            241,047
Employer Contributions...........................            --               --              --                 --
                                                    -----------       ----------       ---------        -----------
  Total Contributions............................     3,154,541               --              --          3,399,929

Dividend Income..................................     1,249,377               --              --            165,657
Net Appreciation (Depreciation) in Fair Market
  Value of Investments...........................            --               --              --         (1,631,078)
Other Receipts...................................       224,378               --              --             96,448
                                                    -----------       ----------       ---------        -----------
  Total Additions................................     4,628,296               --              --          2,030,956

Participant Distributions........................    (4,270,567)              --              --         (1,011,103)

Conversions of acquired company plans............    18,917,208               --              --          3,315,638

Participant Loan Repayments......................            --               --              --                 --

Interfund Transfers, Net.........................        49,039       (1,979,566)       (949,049)         1,255,218
                                                    -----------       ----------       ---------        -----------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1998.............   $22,824,326       $       --       $      --        $ 8,276,986
                                                    ===========       ==========       =========        ===========

                                                                                        Merrill
                                                                                         Lynch            Franklin
                                                            AIM                          Equity          Small Cap         Ivy
                                                            Value     MFS Emerging       Index            Growth       International
                                                            Fund      Growth Fund        Trust             Fund            Fund
                                                         ----------  -------------      --------       -------------   ------------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1997...............      $  484,878    $ 228,802     $        --         $       --     $        --

Additions:
Employee Contributions.............................              --           --       3,664,480          2,224,069       1,728,383
Employee Rollover Contributions....................              --           --         258,713            166,111         141,072
Employer Contributions.............................              --           --              --                 --              --
                                                         ----------    ---------     -----------         ----------     -----------
  Total Contributions..............................                                    3,923,193          2,390,180       1,869,455

Dividend Income....................................              --           --          72,629            115,368         122,513
Net Appreciation (Depreciation) in Fair Market
  Value of Investments.............................              --           --       4,990,967             74,994         177,587
Other Receipts.....................................              --           --         154,991             71,171          66,733
                                                         ----------    ---------     -----------         ----------     -----------
  Total Additions..................................                                    9,141,780          2,651,713       2,236,288

Participant Distributions..........................              --           --      (3,207,509)          (559,798)       (804,670)

Conversions of acquired company plans..............              --           --      16,784,366          2,571,449       3,421,048

Participant Loan Repayments........................              --           --              --                 --              --

Interfund Transfers, Net...........................        (484,878)    (228,802)      1,051,574          1,742,727       1,272,457
                                                         ----------    ---------     -----------         ----------     -----------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1998...............      $       --    $      --     $23,770,211         $6,406,091     $ 6,125,123
                                                         ==========    =========     ===========         ==========     ===========

                                         PIMCO Total
                                          Return       AutoNation, Inc.    Loans to                 Contributions
                                           Fund         Common Stock     Participants    Cash        Receivable          Total
                                        ------------  ----------------   ------------  --------     -------------      ----------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1997..  $        --     $1,426,721     $       --      $ 980,254      $  263,455        $12,499,352

Additions:
Employee Contributions................    2,768,371        574,726             --       (240,801)      1,375,455         18,269,552
Employee Rollover Contributions.......      142,105         46,208             --        (28,506)             --          1,105,304
Employer Contributions................           --             --             --         89,520       3,888,982          3,978,502
                                        -----------     ----------     ----------      ---------      ----------        -----------
  Total Contributions.................    2,910,476        620,934             --       (179,787)      5,264,437         23,353,358

Dividend Income.......................    1,465,609          4,648             --        106,584              --          3,302,385
Net Appreciation (Depreciation) in
 Fair Market Value of Investments.....     (273,329)      (694,423)            --             --              --          2,644,718)
Other Receipts........................      167,220         16,925             --         14,943              --            812,809
                                        -----------     ----------     ----------      ---------      ----------        -----------
  Total Additions.....................    4,269,976        (51,916)            --        (58,260)      5,264,437         30,113,270

Participant Distributions.............   (3,011,704)      (168,838)            --        105,783              --        (12,928,406)

Conversions of acquired company plans.   15,929,815        112,933      3,055,957       (737,658)             --         63,370,756

Participant Loan Repayments...........           --             --     (1,038,280)            --              --         (1,038,280)

Interfund Transfers, Net..............   (1,887,609)       144,107             --         14,782              --                 --
                                        -----------     ----------     ----------      ---------      ----------        -----------

NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1998..  $15,300,478     $1,463,007     $2,017,677      $ 304,901      $5,527,892        $92,016,692
                                        ===========     ==========     ==========      =========      ==========        ===========

            The accompanying notes to financial statements are an
                     integral part of this statement.
                                        3

                                REPUBLIC REWARDS
                                  401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


(1)  DESCRIPTION OF PLAN:

(a)  General

The following description of the Republic Rewards 401(k) Plan, as amended through December 31, 1998 (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan. Effective January 1, 1998, the Company changed the name of the Plan from Republic Industries, Inc. Retirement Savings Plan to Republic Rewards 401(k) Plan.


The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (the "Company", formerly Republic Industries, Inc.) The Plan is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company is the designated administrator of the Plan.


Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan. Amendments subsequent to December 31, 1998 are reflected within these notes to the financial statements.

(b)  Eligibility

During 1997, the Plan required 1,000 hours of service within a consecutive twelve month period to be eligible for participation. Effective January 1, 1998, the Company amended the eligibility requirements to 90 days of employment.

Additionally, enrollment provisions allow for monthly entry dates by all eligible employees. The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

(c)  Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Amounts contributed by participants are fully vested when made. In 1998 and 1997 each eligible participant could contribute up to $10,000 and $9,500, respectively, subject to other applicable IRC limitations. The Plan allows for rollovers of vested contributions from previous employers' qualified plans.

During 1998, an employer matching contribution of $.25 for each $1.00 of contribution up to 6% of the employee's salary to be made to the Plan by the Company was approved by the Board of Directors for the 1998 Plan year. This contribution is to be made by the Company to all participants who were employees on the last day of the Plan year and were credited with at least one year of service. The employer match is to be made in shares of the Company's common stock. The Company did not make any matching contributions to the Plan during 1997. The employer matching contribution for 1998 is approximately $2,979,000 and is included in the accompanying financial statements.

The Company may also make a discretionary contribution to the Plan. The Company's discretionary contribution to the Plan for 1998 is $1,000,000 and is reflected in the accompanying financial statements. The Company did not make any discretionary contributions to the Plan during 1997.

Vesting provisions provide for the following vesting schedule for 1997 and 1998.

              Years of Service           1997            Vesting Percentage
              ----------------           ----            ------------------
             Less than 2..................................       0%
             2............................................      20%
             3............................................      40%
             4............................................      60%
             5............................................      80%
             6 or more....................................     100%

              Years of Service         1998              Vesting Percentage
              ----------------         ----              ------------------
             Less than 3..................................       0%
             3............................................     100%

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions. Additionally, allocated amounts become fully vested upon normal retirement age, as defined, death or termination of employment as a result of a total or permanent disability. Nonvested amounts forfeited upon any participant's withdrawal are used to offset any Company discretionary contributions.

(d)  Investments

The Company entered into an agreement whereby Merrill Lynch Trust Company
(the "Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee.

The Plan provided the following distinct investment alternatives for participants in 1997.

        Merrill Lynch Retirement Preservation Trust -- A mutual fund in which amounts are invested in U.S. Government agency securities and guaranteed investment contracts.

        Merrill Lynch Capital Fund -- A mutual fund seeking current income and capital growth through investments in equity, debt and convertible securities.

        Merrill Lynch Global Allocation Fund -- A mutual fund in which amounts are invested in a portfolio comprised of U.S. and foreign securities.

        Merrill Lynch Growth Fund -- A mutual fund in which amounts are invested primarily in common stocks which are believed to be undervalued by the fund's manager and therefore have growth potential.

        AIM Value Fund -- A mutual fund seeking long-term growth of capital by investing primarily in stocks of companies that are undervalued relative to the stock market as a whole.

        MFS Emerging Growth Fund -- A mutual fund seeking long-term growth of capital through investments in emerging growth companies, early in their life cycles, that display the potential to become major enterprises.

        AutoNation, Inc. Common Stock -- In 1998 and 1997, the Plan allowed up to 10% and 50%, respectively, of a participant's total contribution to be invested in the Company's Common Stock.

The Merrill Lynch Capital Fund, Merrill Lynch Global Allocation Fund, AIM Value Fund, and MFS Emerging Growth Fund were removed as investment alternatives effective January 1, 1998.

The following funds were added as investment alternatives to the Plan effective January 1, 1998.

        Merrill Lynch Equity Index Trust -- A trust fund that invests in a portfolio of equity securities designed to substantially equal or match the performance of the Standard & Poor's 500 Composite Stock Price Index.

        Franklin Small Cap Growth Fund -- A mutual fund that invests in a portfolio of equity securities of small-capitalization companies, equity securities of large-capitalization companies, and fixed income securities.

        Ivy International Fund -- A mutual fund that invests in a portfolio of common stocks and convertible securities which principally trade in European, Pacific Basin, and Latin American markets.

        PIMCO Total Return Fund -- A mutual fund that invests in a portfolio of fixed income securities of varying maturities, securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 4).


(2)  SIGNIFICANT ACCOUNTING POLICIES:

(a)  Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting. In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported financial statements in order to conform with the financial statement presentation of the current period.

(b)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Company records dividends on the ex-dividend date.

(3)  BENEFIT DISTRIBUTIONS

Upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) may elect to receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings.

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $566,000 and $50,000 at December 31, 1998 and 1997, respectively. Such amounts are included in net assets available for benefits at December 31, 1998 and 1997, respectively, in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan's Form 5500 will reflect such amount as a liability of the Plan in accordance with IRC guidelines.

(4)  CONVERSIONS

The 401(k) plans of certain companies acquired by the Company are periodically converted to the Plan, with the related employees becoming participants. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees' elections. For the Plan year ended December 31, 1998, approximately $63,371,000 of Plan assets are reflected as conversions of acquired company plans in the accompanying statement of changes in net assets available for benefits.

(5)  PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees. Such fees and expenses amounted to approximately $404,000 and $195,000 in 1998 and 1997, respectively.

(6)  INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated July 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan Administrator is in the process of requesting an updated determination letter.

(7)  FORMER PARTICIPANT BALANCES

In October 1997 and May 1999, the Company sold its electronic security services division and solid waste services division, respectively. The employees of those divisions are no longer eligible to participate in the Plan. However, as of December 31, 1998 and 1997, approximately $12,426,000 and $588,000, respectively, of total plan assets relate to such former participant balances. Former participants of the electronic security services division have the option to withdraw their individual accounts from the plan at any time. The Company expects that the waste services division participant balances will be transferred to another plan.

(8)  SUBSEQUENT EVENTS

Effective January 1, 1999, the Company adopted an Amended and Restated Republic Rewards 401(k) Plan (the "1999 Amended and Restated Plan") which replaces the Plan. Under the 1999 Amended and Restated Plan, participants become immediately and fully vested in employer contributions. In addition, the employer matching contribution was changed to $.50 of each $1.00 of contribution up to 4% of the employee's salary, to be made on a quarterly basis.

                                                                     Schedule I
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                                REPUBLIC REWARDS
                                  401(K) PLAN
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1998



         DESCRIPTION                   SHARES             COST          MARKET VALUE
         -----------                   ------           --------        ------------
*Merrill Lynch Retirement
  Preservation Trust...............  22,824,326        $22,824,326      $22,824,326
*Merrill Lynch Growth Fund.........     384,838          9,602,589        8,276,986
*Merrill Lynch Equity Index Trust..     283,242         19,508,220       23,770,211
 Franklin Small Cap Growth Fund....     283,832          6,275,223        6,406,091
 Ivy International Fund............     148,668          6,004,691        6,125,123
 PIMCO Total Return Fund...........   1,451,658         15,584,253       15,300,478
*AutoNation, Inc. Common Stock.....      98,353          2,326,335        1,463,007
*Loans to Participants.............         N/A          2,017,677        2,017,677
 Cash..............................         N/A            304,901          304,901
                                                      ------------      -----------
        Total......................                   $84,448,215       $86,488,800
                                                      ============      ===========


*  Represents a party-in-interest to the Plan.

                                                                    Schedule II
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                                REPUBLIC REWARDS
                                  401(K) PLAN
      ITEM 27b-SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS FOR THE YEAR
                          ENDED DECEMBER 31, 1998

                                                                           (g) Detailed description of loan
                                                                           including dates of making and
                                                                           maturity, interest rate, the type
                                                                           and value of collateral, any
     (b) Identity                                             (f) Unpaid   renegotiation of the loan and the
     and address   (c) Original     Amount Received During    balance at   terms of the renegotiation and
(a)  of obligor    amount of loan         the Year            end of year  other materials items                 Amount Overdue
------------------------------------------------------------------------------------------------------------------------------------
                                   (d)Principal (e)Interest                                                 (h)Principal (i)Interest

 *   Various Plan    **$146,469    $25,441       $5,174       $127,937     Various; interest rates from     $121,028     $6,909
     participants                                                          7.0% to 9.75%.


 * Represents a party-in-interest to the Plan.

** Represents amount at time loans were converted into the Plan from other qualified plans.

                                                                   Schedule III
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                                REPUBLIC REWARDS
                                  401(K) PLAN
                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1998


     INVESTMENT DESCRIPTION                                                  Purchase      Selling                        Net
     Purchases                                              Shares             Price        Price       Asset Cost     Gain/(Loss)
                                                          --------------------------------------------------------------------------
    *Merrill Lynch Retirement Preservation Trust          30,162,720       $30,162,720       N/A        $30,162,720       N/A
    *Merrill Lynch Capital Fund                                    0                 3       N/A                  3       N/A
    *Merrill Lynch Global Allocation Fund                          2                18       N/A                 18       N/A
    *Merrill Lynch Growth Fund Class A                       473,785        11,953,044       N/A         11,953,044       N/A
    *Merrill Lynch Equity Index Trust                        373,241        25,538,278       N/A         25,538,278       N/A
     Franklin Small Cap Growth Fund Class I                  359,827         7,975,626       N/A          7,975,626       N/A
     IVY International Fund                                  193,672         7,812,201       N/A          7,812,201       N/A
     PIMCO Total Return Fund Class A                       2,183,052        23,433,718       N/A         23,433,718       N/A
    *AutoNation, Inc. Common Stock                            47,438           948,866       N/A            948,866       N/A


     INVESTMENT DESCRIPTION                                              Purchase         Selling           Asset            Net
     Sales                                              Shares             Price           Price            Cost         Gain/(Loss)
                                                      ------------------------------------------------------------------------------
    *Merrill Lynch Retirement Preservation Trust      10,838,744       $10,838,744      $10,838,744      $10,838,744     $      --
    *Merrill Lynch Capital Fund                           58,579         1,871,133        1,978,256        1,871,133       107,123
    *Merrill Lynch Global Allocation Fund                 68,066         1,014,219          943,421        1,014,219       (70,798)
    *Merrill Lynch Growth Fund Class B                   101,581         2,575,236        2,558,903        2,575,236       (16,333)
    *Merrill Lynch Growth Fund Class A                    89,035         2,353,947        2,172,354        2,353,947      (181,593)
    *Merrill Lynch Equity Index Trust                     89,999         6,030,058        6,759,034        6,030,058       728,976
     Franklin Small Cap Growth Fund Class I               75,994         1,700,404        1,644,526        1,700,404       (55,878)
     Ivy International Fund                               45,003         1,807,511        1,866,665        1,807,511        59,154
     PIMCO Total Return Fund Class A                     731,394         7,857,504        7,867,951        7,857,504        10,447
    *AutoNation, Inc. Common Stock                         8,915           212,356          185,263          212,356       (27,093)

Notes:

 *  Represents a party-in-interest to the Plan.

(1) Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% of the quoted market value of Plan assets at the beginning of the Plan year.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Republic Rewards
                                          401(k) Plan
                                          -----------------------------------
                                                  (Name of Plan)


Date: June 30, 1999                       By:    /s/ Charles Salter
      -------------------                        -------------------------------

                                          Title: Chairperson of the
                                                 Administrative Committee of the
                                                 Republic Rewards 401(k) Plan